FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                            Report of Foreign Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                                  October 16, 2002

                             INTERNATIONAL POWER PLC
                               (Registrant's name)


                                  Senator House
                            85 Queen Victoria Street
                                 London EC4V 4DP
                                     England
                    (Address of principal executive offices)

              Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or form 40-F.

             Form 20-F.........X........Form 40-F.................

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                        Yes.............No......X.......

               If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):



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                International Power Announces the Appointment of
                     David Crane as Chief Executive Officer

(London -16 October 2002) The Board of International Power plc is pleased to announce the appointments of Peter Giller as Deputy Chairman and David Crane as Chief Executive. The transition will be complete and both appointments will take effect from 1 January 2003.

David Crane, currently Chief Operating Officer, joined National Power in March 2000 and played a pivotal role alongside Peter Giller, the Chief Executive and Phil Cox, Chief Financial Officer, in the launch of International Power on 2 October 2000. Prior to joining the company he was a Senior Vice-President in the Global Power Group at Lehman Brothers and before that he was Vice President/Head of Asia Pacific Region at ABB Energy Ventures. David qualified as an attorney at Harvard Law School after graduating from Princeton University.

Sir Neville Simms, Chairman said: "It is with great pleasure that we now announce our succession plans to ensure an orderly transfer of executive responsibility from Peter Giller to David Crane. The Board is grateful to Peter for his role in the successful demerger which created International Power, and we thank him for his continuing commitment to the company. At the same time we look forward with confidence to the future development of the company under David's leadership."

Peter Giller said: "The past two years have been important in establishing a robust organisation with a sound asset portfolio that has placed us in a strong position. With this work now largely complete, it is an appropriate moment for David to take on the role of Chief Executive and to lead the Company in the next stage of our development. I look forward to a continuing involvement with the Company and wish David well in his new role."

For further information please contact:

Media contact:
Aarti Singhal
+44 (0)207-320-8681

Investor contact:
Grant Jones
+ 44 (0)207-320-8619

Notes to Editors: -

Currently, International Power has seven directors on its Board.

Chairman:
Sir Neville Simms

Executive Directors:
Mr Peter Giller, Chief Executive Officer


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Mr David Crane, Chief Operating Officer
Mr Philip Cox, Chief Financial Officer

Non-Executive Directors:
Mr Tony Isaac
Mr Jack Taylor
Mr Adri Baan

International Power plc is a leading independent electricity generating company with 10,235MW (net) in operation, 910MW (net) under construction and approximately 6,000 MW (net) in advanced development. Among the countries where International Power has operating facilities are Australia, the United States, the United Kingdom, the Czech Republic, Portugal, Turkey, Malaysia, Pakistan, and Thailand. International Power was created from the demerger of National Power, and its shares began trading independently on the London Stock Exchange and as ADRs on the New York Stock Exchange on 2 October 2000. The ticker symbol on both stock exchanges is "IPR".

International Power will announce its third quarter results on 19 November 2002.


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                             INTERNATIONAL POWER PLC
                                  (Registrant)


                             By: /s/ Stephen Ramsay
                    --------------------------------------------
                        Stephen Ramsay, Company Secretary



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